EXHIBIT 14

The Code of Ethics for Senior Management

The Code of Ethics Senior Management is the highest ethical standard expected by Shaanxi Changjiang Mining & New Energy Co., Ltd., therefore, you must follow it and business ethics. For readers, company culture of transparency, integrity and honesty must be reinforced and everyone in the department fully abides by these norms. With the change in the regulation of U.S. Securities and Exchange Commission, any change or adjustment in this code will be promptly disclosed to the public.

I. This code applies to members of company management, general managers and deputy general managers in the headquarters, departments, professional branches, local branches and wholly owned subsidiary as well as other senior managers at equivalent level. The wholly owned subsidiary shall implement with reference to this code.

II. Professional behaviors and ethics that must be adhered to by senior managers

(I) Fulfilling the obligations of being honest and diligent to the company. Senior managers should establish the operating management idea of credibility, innovation, performance and harmony, be devoted to the duty, perform their duties conscientiously, try their best to protect legitimate interests of the company, and spare no efforts to improve the level of management and corporate performance.

(II) Being prohibited from participating in activities that may lead to conflict of interest with the company's. These conflicts of interest include:

l. Personal investment. Senior managers shall not invest in economic entities doing business or competing with the company, but can own outstanding stock of less than l% in companies listing for trade publicly; senior managers’ spouses, children and their spouses shall not violate relevant regulations or carry out production and business activities that may affect their impartiality in their duties and infringe upon interests of the company within the region under the jurisdiction or business scope of senior managers.

2. Company opportunities. Senior managers shall not: (1) possess opportunities that should fall within the scope of company operating activities without permission; (2) seek personal gain using corporate property, information or position; (3) engage in activities competitive with the company.

3. Business contacts. Senior managers shall not act as directors, senior managers, consultants and employees or hold any other posts in the following companies: (l) those competitive with the company; (2) those bearing a direct conflict or conflict sign with their duty performance as senior managers.

4. Business gifts. Senior managers shall not accept gifts of value that may affect their business decision or diminish their separate judgment, and shall not permit or specify their parents, spouses, children, other family members living together or a third person to accept such gifts. Senior managers can exchange limited non-cash ceremonial gifts in business activities, but shall not unduly influence the decision of their business partners as a result.

5. Confidential information. Senior managers must abide by relevant provisions of the company on trade secret protection. Except for performing duties, they shall not disclose or use any confidential information related with the company arbitrarily.

6. Acquisition and corporate loan. Senior managers, their spouses and children shall not violate the articles of association to acquire the company's assets, accept loans or loan guarantees provided by the company.

(III) Abiding by the principle of information disclosure control and procedure. Senior managers directly or indirectly involved in the process of information disclosure shall abide by the principle of information disclosure control and procedure as well as various internal control systems, and shall urge the company to disclose information completely, truly and timely while reporting documents for filing to the U.S. Securities and Exchange Commission or other regulatory agencies, gathering, exchanging and analyzing information related to its press releases.

(IV) Abiding by laws, regulations and rules. Senior managers shall abide by all the laws, regulations and requirements on regulatory rules in business location of the company.

(V) Fair treatment and honesty. Senior managers should be fair to the company's employees, customers and suppliers, and should not manipulate, conceal or abuse exclusive information, misrepresent material facts, conduct such practices, or be unfair to the above staffs. Senior managers shall not taint the company’s reputation of justice and honesty during duty performance and external contact.

(VI) Accounting control. Senior managers should ensure that the company's transactions are properly approved and implemented, and accurately reflected in the company's account books, and it is strictly prohibited to embezzle, practice fraud or conduct other bad behavior in transaction, record, off-balance sheet arrangement or other business.

(VII) Protection and effective use of assets. Senior managers should ensure that corporate assets are used for legitimate business purposes, protect company assets and ensure their effective use.

(VIII) Reporting violations of the code. In case senior managers are uncertain whether their behavior is in compliance with the code, they should consult the management and relevant personnel of the Disclosure Commission. And senior managers shall report to the management and Disclosure Commission of their own and others’ violation of state law, regulatory rules in the listed area, internal rules of the company and this code. The company shall keep the reporters confidential and shall not retaliate against them.

III. Senior managers should adhere to the basic principles of this code. Any act in violation of the code, except being handled according to state laws and regulatory rules of the listed, shall subject to the punishment by the company according to its articles of association and relevant provisions up to dismissal.

IV. The Board of Directors can give exemptions to senior managers for abiding by this code, and disclose the exemption to shareholders. With respect to state laws, regulatory rules of the listed area and the articles of association, if approval of shareholders’ meeting is required for exemption, the provision shall prevail.

V. The Board of Directors has the right to monitor the senior managers’ abiding by the code and authorize the chairman to be responsible for the implementation and monitoring of the compliance with the code. The management should regularly evaluate the adequacy and effectiveness of this code, and make change based on the evaluation or requirements of t the Board of Directors.

VI. This code shall be implemented from the date on which approved by the Board of Directors.
Strict rectification will be required if colleague neglects or violates ethical standard of Changjiang Mining, or manager punishes the subordinate who maintain such ethical standard, and immediate dismissal is possible. However, this code neither constitutes a threat, nor is for restricting your actions. We hope you will share our faith: scrupulously abiding by ethics is correct and will lead to successful business, and it is also the effective measure to ensure that Changjiang Mining becomes and remains as "China's top energy" company.

Shaanxi Changjiang Mining & New Energy Co., Ltd.
Oct. 20, 2008